SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                           Crown Resources Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    228569109
                                 (CUSIP Number)

                       Michael Katz, Esq., 2 American Lane
             Greenwich, Connecticut 06836-2571, Tel: (203) 862-8000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 15, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D




1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma International L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 ("Amendment No. 1") is filed as of November 24, 2003 on behalf of the Reporting Persons (as defined below) with respect to the Common Stock (as defined below) of Crown Resources Corporation (the "Issuer"). By this Amendment No. 1, the Reporting Persons hereby amend and supplement Schedule 13D filed on October 18, 2002 (the "Schedule 13D"). Except as set forth herein, the
Schedule 13D is unmodified.

ITEM 5.  Interest in Securities of the Issuer.

         (a)      The Reporting Persons beneficially own:

                  No shares of Common Stock, representing 0.0% of all of the outstanding shares of Common Stock.

         (b)      Not applicable.

         (c) The following transactions (all with respect to Common Stock) were effected by Paloma International during the period beginning sixty (60) days prior to the event date through October 29, 2003:

                    Shares of               Approx. Price per
                    Common Stock            Share (excl. of
Trade Date          Bought/(Sold)           commissions)
01/15/03(*)         24,822                  $0.35
01/15/03(*)         23,166                  $0.75
04/15/03(*)         24,282                  $0.35
04/15/03(*)         22,663                  $0.75
04/21/03           (15,000)                 $1.07
04/23/03            (2,000)                 $1.10
04/25/03            (1,750)                 $1.02
05/15/03            (7,500)                 $0.95
05/16/03            (1,500)                 $0.95
06/05/03            (2,000)                 $1.00
06/09/03           (10,000)                 $1.00
06/23/03           (43,700)                 $1.00
06/24/03           (20,000)                 $1.00
07/01/03           (30,000)                 $1.00
07/02/03           (25,000)                 $1.06
07/15/03(*)         22,915                  $0.75
07/15/03(*)         24,551                  $0.35
07/16/03            (2,206)                 $0.93
10/01/03           (47,446)                 $1.50
10/06/03           (10,600)                 $1.50
10/07/03           (12,000)                 $1.50
10/08/03           (10,000)                 $1.50
10/09/03          (368,000)                 $2.01
10/10/03          (516,281)                 $2.08
10/13/03           (50,000)                 $2.03
10/14/03          (200,500)                 $2.07
10/15/03          (332,000)                 $2.06
10/16/03          (360,000)                 $2.11
10/17/03          (325,000)                 $2.11
10/28/03           (31,500)                 $2.25
10/29/03          (180,367)                 $2.25
11/21/03                (3)                 $2.50

     (*) These acquisitions were interest payments made by the Issuer pursuant to the terms of convertible notes held by the Reporting Persons which were payable in shares of Common Stock (instead of cash) at the election of the Issuer, in the Issuer's sole discretion, at a fixed conversion price. All other transactions were effected by the Reporting Persons on the Over the Counter Bulletin Board.

         (d)      Not applicable.

         (e) As of October 17, 2003, the Reporting Persons ceased to beneficially own 5% of the Common Stock.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 24, 2003


                  PALOMA INTERNATIONAL L.P.
                  By: Paloma GP LLC, as General Partner


                           By: /s/ Michael J. Berner
                               ---------------------
                                   Michael J. Berner
                                   Vice President


                               /s/ S. Donald Sussman
                               ---------------------
                                   S. Donald Sussman